EXHIBIT 21.1

THE ESTÉE LAUDER COMPANIES INC.

SIGNIFICANT SUBSIDIARIES

All significant subsidiaries are wholly-owned by The Estée Lauder Companies Inc. and/or one or more of its wholly-owned subsidiaries.

Name	Jurisdiction in which Organized

ELCA Bermuda Limited	Bermuda

ELCA Cosmetics GmbH	Switzerland

ELC Management LLC	Delaware

Estee Lauder Coordination Center BVBA	Belgium

Estee Lauder Cosmetics Limited	United Kingdom

Estee Lauder Europe, Inc.	Delaware

Estee Lauder (Hong Kong) Limited	Hong Kong

Estee Lauder Inc.	Delaware

Estee Lauder International, Inc.	Delaware

Estee Lauder Luxembourg S.a.R.L.	Luxembourg

Estee Lauder NV	Belgium

Estee Lauder (Shanghai) Commercial Company Ltd.	China

Estee Lauder AG Lachen	Switzerland

NEDP Holding S.a.R.L.	Luxembourg

Too Faced Cosmetics, LLC	Delaware